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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FFB 24 2010
Washington DC
112



10027755

SEC FILE NUMBER
8 - 52474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING __12/31/09___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___721 N. Fielder Road, Suite C___
                    (No. and Street)

Arlington   Texas   76012
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Corey N. Callaway___   817-274-4877

                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
            (Name – *if individual, state last, first, middle name*)

815 Parker Square   **Flower Mound**   **Texas**   **75028**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Corey Callaway_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Callaway Financial Services, Inc.**_____, as of _____December 31_____, 20___09____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

```
┌─────────────────────────────────┐
│  ★   DONNA B. WRIGHT             │
│      MY COMMISSION EXPIRES       │
│      March 19, 2014              │
└─────────────────────────────────┘
```

Donna B. Wright

Morna B. Wright
Notary Public

C l Cal
Signature

Pres: dnt
Title

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*_The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000._

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Callaway Financial Services, Inc.

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 19, 2010

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	9,735
Commissions receivable		9,116
Prepaid expenses		325
Clearing deposit		25,000
TOTAL ASSETS	$	44,176

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$	4,597
TOTAL LIABILITIES		4,597

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	29,800
Retained earnings	9,579
TOTAL STOCKHOLDER'S EQUITY	39,579
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 44,176

See notes to financial statements.

2

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2009

Revenue

Securities commissions	$ 254,962
TOTAL REVENUE	254,962

Expenses

Compensation and related costs	92,275
Clearing charges	92,790
Cost sharing expenses - Parent	28,000
Professional fees	19,983
Regulatory fees and expenses	2,162
Other expenses	8,797
TOTAL EXPENSES	244,007
Net income before income taxes	10,955
Current income taxes	-
NET INCOME	$ 10,955

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2008	20,000	$ 200	$ 29,800	$ (1,376)	$ 28,624
Net income	-	-	-	10,955	10,955
Balances at December 31, 2009	20,000	$ 200	$ 29,800	$ 9,579	$ 39,579

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:

Net income	$ 10,955
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities:	
Increase in commissions receivable	(7,278)
Increase in prepaid expenses	(140)
Decrease in accounts payable	(6,417)
Increase in commissions payable	3,485
Net cash provided by operating activities	605
Net increase in cash	605
Cash at beginning of year	9,130
Cash at end of year	$ 9,735

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CFS Holdings, Inc. (Parent). The Company's customers consist primarily of individuals and retirement plans located in Texas.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Accounting</u>

On July 1, 2009, the Accounting Standards Codification (ASC) became the Financial Accounting Standards Board's (FASB) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>

<u>Fair Value of Financial Instruments</u>

Cash, commissions receivable, prepaid expenses, clearing deposit, and commissions payable are short-term in nature and accordingly are recorded at fair value or amounts that reflect fair value.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expense are recorded on the trade date.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $36,418 and $5,000, respectively. The Company's net capital ratio was .13 to 1.

Note 4 - **Related Party Transactions**

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a Cost Sharing Agreement effective August 31, 2008, the Parent is to provide certain overhead costs associated with the operations of the Company. The fee under this Agreement was $2,500 per month. The Agreement was amended February 27, 2009 to an amount of $2,000 per month and was subsequently amended again on June 30, 2009 to $2,500 per month. The Company at its sole discretion may deny payment and incur no obligation to the Parent.

Cost sharing expenses - Parent totaled $28,000 under this agreement for the year ended December 31, 2009.

Included in commissions payable is $2,096 due to the Parent's sole shareholder.

Note 5 - **Concentration of Revenue / Economic Dependency**

The Parent's sole shareholder generated approximately 75% of the Company's revenue.

Note 6 - **Income Taxes**

The Company's current year income has been fully offset by prior year's net operating loss carryforward; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward remaining of $11,298 available to offset future taxable income, which expires in 2023. The net operating loss carryforward creates a deferred tax asset of approximately $1,700 which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 7 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has a clearing deposit and commissions receivable held by and due from its clearing broker/dealer of $25,000 and $6,280, respectively, totaling $31,280, which represents approximately 71% of the Company's assets.

Note 8 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 19, 2010, the date which these financials were available to be issued.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 39,579
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	2,836
Prepaid expenses	325
Total deductions and/or charges	3,161
Net capital before haircuts on securities positions	36,418
Haircuts on securities:	
	-
Net Capital	$ 36,418
Aggregate indebtedness	
Commissions payable	4,597
Total aggregate indebtedness	$ 4,597
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 31,418
Ratio of aggregate indebtedness to net capital	.13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by Callaway Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)

Board of Directors
Callaway Financial Services, Inc.

In planning and performing our audit of the financial statements of Callaway Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 19, 2010